February 7, 2005

Mail Stop 0409
Via U.S. Mail and Fax (404) 522-1447

Mr. Otto Fletcher
Chief Executive Officer
Silver Screen Studios, Inc.
101 Marietta St., Suite 1070
Atlanta, GA 30303
Re: Silver Screen Studios, Inc. Form 8-K/A filed on January 20,
2005


Dear Mr. Fletcher:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

General

1. Please revise to file your amendment to Form 8-K as Item 4.01 instead of Item 5.02.

Disagreements

2. Please revise to clarify the periods in which there were no disagreements with Norman Ross, P.C. on any matter of accounting principles or practices, financial disclosures, or auditing scope or procedure. For example, state whether during the registrant`s two most recent fiscal years and any subsequent interim period through December 3, 2004, there were any disagreements with Norman Ross, P.C.
on any matter of accounting principles or practices, financial disclosures, or auditing scope or procedure.

Exhibit 16:

3. Please file a letter from Norman Ross, P.C., indicating whether or not they agree with your disclosures in the amended Form 8-K.


We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please provide the supplemental information requested above within
10
business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR. The amendment requested above should be filed as promptly as possible and should be reviewed by the newly engaged accountants before filing with the Commission.

You may reach me at (202) 942-2913 with any questions.

						Sincerely,



						Andrew Mew
						Staff Accountant




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Silver Screen Studios, Inc.
February 7, 2005



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